AirSculpt Technologies, Inc.
400 Alton Road, Unit TH-103M
Miami Beach, Florida 33139

October 27, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance
Office of Trade and Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	AirSculpt Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-260067) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. EST on October 28, 2021, or as soon thereafter as practicable.

Very truly yours,

AirSculpt Technologies, Inc.

By:	/s/ Dr. Aaron Rollins
Name: Dr. Aaron Rollins
Title: Chief Executive Officer